UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.

 . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                   .
        In the Matter of                           .
                                                   .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No. 70-5015                              .
     ________________                              . CERTIFICATE
                                                   . PURSUANT TO
     In the Matter of                              . RULE 24
                                                   .
SYSTEM FUELS, INC.                                 .
SYSTEM ENERGY RESOURCES, INC.                      .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No.  70-5889                             .
     File No.  70-7574                             .
     File No.  70-7668                             .
     ________________                              .
                                                   .
     In the Matter of                              .
                                                   .
SYSTEM FUELS, INC.                                 .
ENTERGY CORPORATION                                .
                                                   .
     File No.  70-8331                             .
                                                   .
     (Public Utility Holding Company Act of 1935)  .
 . . . . . . . . . . . . . . . . . . . . . . . . . .

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s) referenced above, this is to certify that the following transactions were carried out and borrowings made, during the quarter ended December 31, 1996, pursuant to System Fuels, Inc.'s
(SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, indicated below:

70-5015 December 17, 1971 ..................................   I
70-5889 April 28, 1978 .....................................   I
70-7574 January 31, 1989 ...................................  II
70-7668 September 27, 1989 ................................. III
70-8331 March 16, 1994 .....................................  IV

I. File No. 70-5015 and File No. 70-5889 - 1996 Fuel Supply
   Programs

  Expenditures for SFI's fuel program for 1996 during the 4th quarter and year to date are indicated below:

                                                Net Expenditures
                                                 During    Year
                                                4th Qtr  To Date
                                                 (In Thousands)

  1996 Fuel Supply Program:
    1.Gas and Oil Development and Production .$    -     $    494
    2.Nuclear Fuel Procurement ...............   (8,772)    3,340
    3.Fuel Oil Program .......................   13,410     6,222
                                                 ------    ------
 Total Expenditures ..........................    4,638    10,056
                                                 ------    ------
 Less funds derived through amortization and
      depreciation charges:
    Amortization of Gas and Oil Development and
      Production Costs .......................    3,384       134
    Depreciation and other amortization ......     (115)     (481)
                                                 ------    ------

Total depreciation and amortization ..........    3,269      (347)
                                                 ------    ------
Net Expenditures .............................    7,907     9,709

(Increase) decrease in:
   Outside financing .........................     -       30,000
   System Money Pool borrowings ..............  (23,393)  (53,605)
                                                 ------    ------
Total (increase) decrease in borrowings ......  (23,393)  (23,605)
                                                 ------    ------
Increase (decrease) in working capital         $ 15,486  $ 13,896
                                                =======   =======
  1. Gas and Oil Development and Production

                                                Net Expenditures
                                                During     Year
                                               4th Qtr   To Date
                                                 (In Thousands)

 Gas and Oil Development and Production ..... $   -    $    494



         On September 6, 1996, effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the "program"), and recognized a net gain, after tax, of approximately $1.3 million.


                 During this quarter, SFI recorded a net $.1 million to excess proceeds. This activity increased accumulated excess proceeds to approximately $3.8 million as of December 31, 1996. SFI and the purchaser of the oil & gas properties finalized all outstanding transactions on December 6, 1996. SFI distributed $3.5 million of the accumulated net proceeds to its parent companies, on December 31, 1996. The remaining accumulated proceeds of $.3 million have been retained by SFI to cover continuing shut down expenses expected to be incurred during the first quarter of 1997. Following completion of this work, any remaining proceeds, or costs, will be distributed to the parent companies.

                  Calculation  of  net  proceeds  from  sales  to
      non-System   parties  from  the  Program,   including   net
      proceeds from the sale of Program assets, is:

                                                Net Expenditures
                                                During     Year
                                               4th Qtr   To Date
                                                 (In Thousands)
  Sales to non-System parties:
   Natural gas .............................. $   (154) $  1,583
   Condensate ...............................        0        33
   Crude oil ................................        0       395
                                               -------   -------
 Total ......................................     (154)    2,010

 Miscellaneous income(including sale of assets)      0     7,253
                                               -------   -------
 Total ......................................     (154)    9,263

 General and administrative expense .........      535    (5,595)
 Operating expense ..........................      (16)     (528)
 Interest expense ...........................     (218)     (129)
 Amortization adjustment (includes distribution)(3,531)   (3,146)
                                                ------    ------
 Net proceeds ............................... $ (3,384)  $  (134)
                                               =======   =======

2.  Nuclear Fuel Procurement (See Item III)

                                                Net Expenditures
                                                During     Year
                                               4th Qtr   To Date
                                                 (In Thousands)

  Nuclear Fuel Procurement ................. $  (8,772)  $ 3,340


                                                 Net Expenditures
                                                 During     Year
                                                4th Qtr   To Date
                                                  (In Thousands)

Activities during the period:
 Expenditures for nuclear materials and processing
   services ................................... $ 49,543  $109,122
 General and administrative expense ...........      815       887
 Interest expense .............................    1,055     4,522
                                                 -------   -------
 Total ........................................   51,413   114,531
                                                 -------   -------
 Sales of nuclear materials and processing
   services to System companies ...............   60,185   111,191
                                                 -------   -------
 Net effect on inventory ......................  $(8,772)  $ 3,340
                                                 =======    ======

  During the 4th quarter of 1996, SFI's purchases of nuclear materials and services totaled $49.5 million. No new contracts for nuclear materials and services were entered into during this period.

  During this reporting period, SFI sold nuclear materials and services costing $60.1 million for use in System Companies' nuclear generating units.



3. Fuel Oil Program (See Item II)

                                                Net Expenditures
                                                During      Year
                                               4th Qtr    To Date
                                                 (In Thousands)

 Fuel Oil Inventory .......................... $13,410  $  6,222
                                                ======    =======
   a) Fuel Oil Inventory:

                                                           Book
      Inventory as of:                          Barrels   Value
                                                 (In Thousands)

        December 31, 1996....................    1,657  $ 34,171
        September 30, 1996...................    1,008  $ 20,761
        June 30, 1996 .......................    1,038  $ 20,898
        March 31, 1995 ......................      949  $ 19,764
        December 31, 1995 ...................    1,747  $ 27,950


                                               During 4th Qtr.
                                               Barrels      Cost

     Sales price per barrel to System companies excluding period cost:

           #2 Fuel Oil .....................    32,439  $  25.82
           #6 Fuel Oil .....................   418,970  $  16.56


SFI has a fuel oil contract with Marathon Oil Company dated April 15, 1982 that was originally scheduled to terminate on December 31, 1996. On January 1, 1994 Marathon breached the contract by refusing to deliver product and on December 29, 1994 SFI filed suit against Marathon in federal court in New Orleans, Louisiana. During the first quarter 1996, SFI and Marathon reached a negotiated settlement to the dispute, and Marathon resumed delivery. However, a different grade of fuel oil was substituted for the fuel oil originally required to be delivered under the contract. Deliveries of the substitute fuel oil began on March 1, 1996 and will continue through February 28, 1999. The product delivered is being sold to a third party.

4.     Other Items:

      a) As of December 31, 1996, SFI's outstanding debt and Parent Companies investment consisted of:
                                                   (In Thousands)
          Parent Companies:
             Common stock .............................. $     20
             Notes payable .............................   34,000
                                                          -------
                Total ..................................   34,020
          System Money Pool ............................   56,438
          Banks ........................................        0
                                                          -------
          Total ........................................ $ 90,458
 							  =======

      b) As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activities for SFI and other services provided to SFI (financial, legal, administrative, and other activities). For the 4th quarter of 1996, SFI was billed by Entergy Services for the following amounts:

                                                          Total
                                                          During
                              Oct       Nov      Dec      4th Qtr
Cost of services charged to
Service Requests established
to track cost of functions
previously performed by SFI
personnel:

  Direct Cost:
   Labor and related cost..  $ 18,661 $  19,564  $ 16,232  $ 54,457
   Other direct cost .......    3,387     3,859     6,158    13,404
  Indirect cost ............      836       993     5,962     7,732
                              -------  --------  --------   -------
      Total ................   22,884    24,356    28,352    75,593
                              -------  --------  --------   -------
Cost of services charged to
Service Requests not related
to transfer of SFI personnel: 144,527   111,685   226,448   482,659
                              -------  --------  --------   -------
Total cost of services
performed by Entergy
Services ................... $167,411  $136,041 $ 254,800  $558,252
                             ========  ======== =========  ========
Amounts billed to Operating
Companies for the Fuel Oil
Program * .................. $117,242  $ 64,275 $ 128,690  $310,207

Deferred Cost and services .        0       631      (631)        0

Charged to Nuclear Fuel
Procurement ................    9,178    68,587   137,440   215,205

Charged to Gas and Oil
Development and Production .   40,991     2,548   (10,700)   32,839
                             --------  --------  --------- --------
   Total ................... $167,411  $136,041 $ 254,800  $558,251
                             ========  ======== =========  ========

    * Charged to the Fuel Oil Program as a component of period costs. For the 1st quarter of 1996 Fuel Oil Program period costs were allocated 8% to ENTERGY ARKANSAS, INC., 56% to ENTERGY LOUISIANA, INC., 26% to ENTERGY MISSISSIPPI, INC., and 10% to ENTERGY NEW ORLEANS, INC.

       c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.

SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.


II.  File No 70-7574 Bank of America Agreement

       This financing agreement expired January 31, 1996. Commitment fees, incurred and paid for the month of January, 1996, were $6,458 on the unused portion of that agreement. As of December 31, 1996, there are no plans to renew this agreement.


III. File No 70-7668 Yasuda Trust and Banking Co., Ltd. Agreement
     (Yasuda)

     During the quarter, SFI did not borrow, nor repay any funds, under this financing agreement. Commitment fees of $17,230 were incurred on the unused portion of the agreement. There were no outstanding principal balance, no accrued interest cost for the 4th quarter.

      The  Yasuda credit agreement has been amended, pursuant  to
SEC   authorization,  to  extend  the  termination  date  of  the agreement to September 26, 1997. A copy of the amended credit agreement has previously been filed with the SEC.

      As of December 31, 1996, the book value of the nuclear fuel was $50,933,000 and there was no amount outstanding under the Yasuda financing agreement.

      Consistent with the order issued by the SEC, dated November 27, 1996 (Release No. 35-26617) in File No. 70-8899, effective after this reporting period SFI will no longer report on this loan agreement. Activity pertaining to this loan agreement will be reported by Entergy Services, Inc. under File No. 70-8899.

IV. File No 70-8331 Entergy Corporation Revolving Credit
    Agreement (Entergy)

     Pursuant to the Order issued on March 16, 1994, (Release No. 35-26006), SFI entered into a loan agreement with Entergy Corporation dated March 21, 1994. As originally executed, this agreement permitted SFI to borrow and reborrow from Entergy
Corporation  amounts  not in excess of $30,000,000  at  any  one.
Pursuant  to  the  Commission's order  dated  November  27,  1997
(Release No. No. 35-26617) in File No. 70-8899, this agreement has been extended through November 30, 2001 and amended to increase SFI's aggregate borrowing limit to $95,000,000.

      As of the period ended December 31, 1996, SFI has not borrowed funds under this loan agreement.

      Consistent with the order issued by the SEC, dated November 27, 1996 (Release No. 35-26617) in File No. 70-8899, effective after this reporting period SFI will no longer report on this loan agreement. Activity pertaining to this loan agreement will be reported by Entergy Services, Inc. under File No. 70-8899.

      IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 31st of January, 1997.



                           ENTERGY ARKANSAS, INC.
                           ENTERGY LOUISIANA, INC.
                           ENTERGY MISSISSIPPI, INC.
                           ENTERGY NEW ORLEANS, INC.
                           SYSTEM ENERGY RESOURCES, INC.
                           ENTERGY CORPORATION



                           BY:    /s/William J. Regan
                                  William J. Regan
                                  Vice President and Treasurer


                           SYSTEM FUELS, INC.



                           BY:    /s/William J. Regan
                                  William J. Regan
                                  Vice President, Treasurer
                                  and Assistant Secretary